UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 LANOPTICS LTD.
                                 --------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 2 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMSOR VENTURE FUND LDC (f/k/a COMSOR TRADING FUND LDC)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               325,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     325,000
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  325,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  3.52%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 3 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  CTI CAPITAL CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       325,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 325,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  325,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  3.52%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 4 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMVERSE TECHNOLOGY, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                                 22,950
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       325,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       22,950
    With
                            10            Shared Dispositive Power
                                                 325,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  347,950

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  3.77%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 5 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     325,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               325,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  325,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  3.52%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 6 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     325,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               325,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  325,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  3.52%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 7 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     325,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               325,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  325,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  3.52%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 8 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       325,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 325,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  325,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  3.52%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 9 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       325,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 325,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  325,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  3.52%

14       Type of Reporting Person (See Instructions)
                  IA

                                                             Page 10 of 15 Pages

               This Amendment No. 8 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 8 is being filed by the Reporting Persons to report that the as a result of the recent disposition of Shares, the Reporting Persons may no longer be deemed the beneficial owners of more than five percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Comsor Venture Fund LDC (f/k/a Comsor Trading Fund LDC) ("Purchaser");

               ii) CTI Capital Corp. ("CTI");

               iii) Comverse Technology, Inc. ("Comverse");

               iv) Quantum Industrial Partners LDC ("QIP");

               v) QIH Management Investor, L.P. ("QIHMI");

               vi) QIH Management LLC ("QIH Management");

               vii) Soros Fund Management LLC ("SFM LLC"); and

               viii) Mr. George Soros ("Mr. Soros").

               This Statement relates to the Shares held for the accounts of each of the Purchaser and Comverse.

               Information contained herein concerning QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, Comverse and CTI assume no responsibility for such information. Information contained herein concerning the Purchaser, Comverse and CTI has been provided by each such Reporting Person. QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros disclaim any and all responsibility for such information.

Item 5.        Interest in Securities of the Issuer.

               According to information provided to the Reporting Persons by the Issuer, the number of Shares outstanding was 9,222,035 as of December 16, 2003.

               (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

               (b) (i) The Purchaser may be deemed to have the sole power to vote and the sole power to direct the disposition of the 325,000 Shares held for its account.

                                                             Page 11 of 15 Pages

                   (ii) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have the shared power to vote and the shared power to direct the disposition of the 325,000 Shares held for the account of the Purchaser.

                   (iii) CTI may be deemed to have the shared power to vote and the shared power to direct the disposition of the 325,000 Shares held for the account of the Purchaser.

                   (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of the 22,950 Shares directly held for its account. Comverse may be deemed to have the shared power to vote and the shared power to direct the disposition of the 325,000 Shares held for the account of the Purchaser.

               (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since December 23, 2003 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

               (d) (i) CTI and QIP, the shareholders of the Purchaser, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                   (ii) The shareholder of CTI has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of CTI in accordance with its ownership interest in CTI.

                   (iii) The  shareholders  of   Comverse  have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Comverse in accordance with their ownership interests in Comverse.

               (e) As of January 15, 2004, each of the Purchaser, CTI, Comverse, QIP, QIHMI, QIH Management, SFM LLC, and Mr. Soros had ceased to be the beneficial owner of more than five percent of the Shares.

                                                             Page 12 of 15 Pages


                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: January 20, 2004            COMSOR VENTURE FUND LDC


                                  By:/s/ Yaacov Koren
                                     -------------------------------------------
                                     Yaacov Koren
                                     Authorized Signatory (via P.O.A.)

                                  CTI CAPITAL CORP.


                                  By:/s/ Yaacov Koren
                                     -------------------------------------------
                                     Yaacov Koren
                                     Managing Director (via P.O.A.)


                                  COMVERSE TECHNOLOGY, INC.


                                  By:/s/ Kobi Alexander
                                     -------------------------------------------
                                     Kobi Alexander
                                     Chairman, C.E.O.

                                  QUANTUM INDUSTRIAL PARTNERS LDC


                                  By:/s/ Jodye Anzalotta
                                     -------------------------------------------
                                     Jodye Anzalotta
                                     Attorney-in-Fact

                                  QIH MANAGEMENT INVESTOR, L.P.

                                  By: QIH Management LLC,
                                      its General Partner

                                  By: Soros Fund Management LLC,
                                      its Managing Member

                                  By:/s/ Jodye Anzalotta
                                     -------------------------------------------
                                     Jodye Anzalotta
                                     Assistant Counsel

                                                             Page 13 of 15 Pages

                                  QIH MANAGEMENT LLC

                                  By: Soros Fund Management LLC,
                                      Its Managing Member

                                  By:/s/ Jodye Anzalotta
                                     -------------------------------------------
                                     Jodye Anzalotta
                                     Assistant Counsel

                                  SOROS FUND MANAGEMENT LLC


                                  By:/s/ Jodye Anzalotta
                                     -------------------------------------------
                                     Jodye Anzalotta
                                     Assistant Counsel

                                  GEORGE SOROS


                                  By:/s/ Jodye Anzalotta
                                     -------------------------------------------
                                      Jodye Anzalotta
                                      Attorney-in-Fact

                                                             Page 14 of 15 Pages

                                     ANNEX A


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                 LANOPTICS LTD.


                           Date of       Nature of     Number of
For the Account of         Transaction   Transaction   Securities        Price


Comsor Venture Fund LDC    12/29/03      Sale          5,000 Shares        $9.80

Comsor Venture Fund LDC     1/5/04       Sale         10,000 Shares        $9.80

Comsor Venture Fund LDC     1/5/04       Sale          5,000 Shares        $9.82

Comsor Venture Fund LDC     1/5/04       Sale          2,502 Shares        $9.75

Comsor Venture Fund LDC     1/8/04       Sale           400 Shares         $9.75

Comsor Venture Fund LDC     1/9/04       Sale          2,798 Shares        $9.75

Comverse Technology, Inc.   1/9/04       Sale          2,000 Shares        $9.60

Comverse Technology, Inc.   1/12/04      Sale          5,500 Shares        $9.75

Comverse Technology, Inc.   1/12/04      Sale          2,050 Shares        $9.85

Comverse Technology, Inc.   1/13/04      Sale          8,000 Shares        $9.70

Comverse Technology, Inc.   1/13/04      Sale          2,000 Shares        $9.85

Comverse Technology, Inc.   1/13/04      Sale          2,000 Shares        $9.80

Comverse Technology, Inc.   1/13/04      Sale          2,500 Shares        $9.90

Comverse Technology, Inc.   1/13/04      Sale          5,000 Shares        $9.77

Comverse Technology, Inc.   1/14/04      Sale          5,000 Shares        $9.99

Comverse Technology, Inc.   1/14/04      Sale          5,000 Shares        $9.95

Comsor Venture Fund LDC     1/15/04      Sale          5,000 Shares       $10.09

Comsor Venture Fund LDC     1/15/04      Sale          5,000 Shares       $10.20

Comsor Venture Fund LDC     1/15/04      Sale          5,519 Shares       $10.80

Comsor Venture Fund LDC     1/15/04      Sale          5,000 Shares       $10.82

                                                             Page 15 of 15 Pages

Comsor Venture Fund LDC     1/15/04      Sale         10,000 Shares       $11.09

Comsor Venture Fund LDC     1/15/04      Sale         10,000 Shares       $11.20

Comverse Technology, Inc.   1/15/04      Sale          1,000 Shares       $10.05

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.15

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.25

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.35

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.45

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.55

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.65

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.75

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.85

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $11.11

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $10.95

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $11.20

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $11.30

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $11.40

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $11.50

Comverse Technology, Inc.   1/15/04      Sale          1,500 Shares       $11.60

Comsor Venture Fund LDC     1/16/04      Sale         25,000 Shares       $11.50

Comsor Venture Fund LDC     1/16/04      Sale         25,000 Shares       $12.00

Comverse Technology, Inc.   1/16/04      Sale          1,500 Shares       $12.10

Comverse Technology, Inc.   1/16/04      Sale          1,500 Shares       $11.95

Comverse Technology, Inc.   1/16/04      Sale          1,500 Shares       $11.80